FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       Filed pursuant to Section 16(a) of the Securities
                      Exchange Act of 1934


1. Name and Address of Reporting Person:


 Kalin                 Richard S.
(Last)                (First)


26 Hampshire Drive, Hudson,  NH  03051
(Street)                       (City)       (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol:


 Micronetics Wireless, Inc./NOIZ

3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:


September/2001

5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):

   X       Director

   X       10% Owner

   X       Officer (give title below)

           Other (Specified below)

President

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:

  Common Stock



2. Transaction Date:

  9/5/01


69:    (Month/Day/Year)

3. Transaction Code:
   Code

    P



4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price

 3,600             A                   $3.37



5. Amount of Securities Beneficially Owned at End of Month:

  1,214,635

6. Ownership Form-Direct (D) or Indirect (I):

     D



7. Nature of Indirect Beneficial Ownership:


Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:



2. Conversion or Exercise Price of Derivative Security:




3. Transaction Date (Month/Day/Year):




4. Transaction Code:




5. Number of Derivative Securities Acquired or Disposed of:





6. Date Exercisable and Expiration Date (Month/Day/Year):



(Date Exercisable)                   (Expiration Date)


7. Title and Amount of Underlying Securities:



(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:




9. Number of Derivative Securities Beneficially Owned at End of
Month:




10. Ownership Form of Derivative Security:




11. Nature of Indirect Beneficial Ownership:



Explanation of Responses:

* Includes (i) options to purchase an aggregate of 200,000 shares of Common Stock of Micronetics Wireless, Inc. (the "Common Stock"); (ii) 10,000 shares of Common Stock owned by his minor son; and (iii) 438,475 shares of Common Stock and options to purchase 8,125 shares of Common Stock owned by Mr. Kalin's wife whether or not presently exercisable as to which he disclaims beneficial ownership.



/s/Richard S. Kalin                             9/6/01
Signature of Reporting Person         Date